UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

COLDWATER CREEK INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

193068 10 3

(CUSIP Number)

Dennis C. Pence

c/o Coldwater Creek Inc.

One Coldwater Creek Drive

Sandpoint, Idaho 83864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 193068 10 3

1	Name of Reporting Persons DENNIS C. PENCE

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,831,773

	8	Shared Voting Power 550,000

	9	Sole Dispositive Power 13,831,773

	10	Shared Dispositive Power 550,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 14,381,773

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 15.52%(1)

14	Type of Reporting Person IN

(1)        The amount of Coldwater Common Stock beneficially owned by Mr. Pence includes (i) 13,553,710 shares owned of record by Mr. Pence, (ii) 278,063 shares owned of record by grantor retained annuity trusts and (iii) 550,000 shares owned of record by the Wild Rose Foundation.  It excludes 1,192,976 shares owned of record by the Aspenwood Supporting Foundation and 244,687 shares held by the JCP Irrevocable Trust.  Mr. Pence disclaims beneficial ownership of the shares set forth in (iii) pursuant to Rule 13d-4.  The calculation of the percent of the class represented by the amount in Row 11 is based on 92,688,600 shares of Coldwater Common Stock outstanding as of August 29, 2011 as stated in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on September 2, 2011.

SCHEDULE 13D/A

This Amendment No. 3 (“Amendment No. “) amends the Statement on Schedule 13D filed on February 6, 2008, as amended by Amendment No. 1 filed on August 13, 2009 and Amendment No. 2 filed on September 18, 2009 (collectively, the “Schedule 13D”), by and on behalf of Dennis C. Pence.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

Mr. Pence acquired 1,173,466 shares of Coldwater Common Stock in open market transactions on the Nasdaq Global Select Market between September 6, 2011 and September 15, 2011 for aggregate consideration of $1,385,894 (exclusive of commissions).  All of the purchases were made from Mr. Pence’s personal funds.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

On March 24, 2010 the two grantor retained annuity trusts to which Mr. Pence had transferred shares transferred back to Mr. Pence 52,344 shares of Coldwater Common Stock.  On April 12, 2011, the two grantor retained annuity trusts to which Mr. Pence had transferred shares transferred back to Mr. Pence 169,593 shares of Coldwater Common Stock.  He retains sole voting power and sole dispositive power with respect to the shares in the two grantor retained annuity trusts.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)   As of the date hereof, Mr. Pence beneficially owns 14,381,773 shares of Coldwater Common Stock, representing 15.52% of the total outstanding Coldwater Common Stock.(2)

(b)   Mr. Pence has sole power to vote and direct the disposition of 13,831,773 shares of Coldwater Common Stock, and shared power to vote and direct the disposition of 550,000 shares of Coldwater Common Stock.

(2)         The foregoing calculation is based on 92,688,600 shares of Coldwater Common Stock outstanding  as of August 29, 2011 as stated in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on September 2, 2011.  The amount of Coldwater Common Stock beneficially owned by Mr. Pence includes (i) 13,553,710 shares owned of record by Mr. Pence, (ii) 278,063 shares owned of record by grantor retained annuity trusts and (iii) 550,000 shares owned of record by the Wild Rose Foundation. It excludes 1,192,976 shares owned of record by the Aspenwood Supporting Foundation and 244,687 shares held by the JCP Irrevocable Trust.  Mr. Pence disclaims beneficial ownership of the shares set forth in (iii) pursuant to Rule 13d-4.

(c)   Mr. Pence has not engaged in any transaction in Coldwater Common Stock during the last 60 days except as follows:

Date	Transaction	Number of Shares	Average Purchase Price Per Share(3), (4)
September 6, 2011	Purchase	171,438	$0.8910	(5)
September 7, 2011	Purchase	171,438	$0.9390	(6)
September 8, 2011	Purchase	171,438	$1.1801	(7)
September 9, 2011	Purchase	171,438	$1.1904	(8)
September 12, 2011	Purchase	240,857	$1.3270	(9)
September 13, 2011	Purchase	240,857	$1.3998	(10)
September 14, 2011	Purchase	1,000	$1.5000
September 15, 2011	Purchase	5,000	$1.5000

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

(e)   Not applicable.

Except as indicated above, the information set forth in the Schedule 13D remains unchanged.

(3)	Average Purchase Price Per Share does not include commissions paid by Mr. Pence.
(4)

Mr. Pence undertakes to furnish to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes 5 to 10.

(5)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $0.82 to $0.99.
(6)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $0.9102 to $0.9791.
(7)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $0.9751 to $1.25.
(8)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $1.10 to $1.28.
(9)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $1.2295 to $1.39.
(10)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $1.36 to $1.44.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2011

/s/ Dennis C. Pence
Dennis C. Pence